UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

FLOTEK INDUSTRIES, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

343389102
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,384,653
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,772,333
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,772,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 128,424
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 128,424
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,285,410
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,285,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 156,337
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,285,410
PERSON WITH	9	SOLE DISPOSITIVE POWER 156,337
	10	SHARED DISPOSITIVE POWER 4,285,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Flotek Industries Inc, (“FTK” or “the Company”) previously filed by or on behalf of the Reporting Persons (as defined below) (the “Schedule 13D”), by amendingand/ or supplementing such Items as indicated below.
Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $19,020,382. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and Haredale Ltd.
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
We have continued buying shares of FTK because of our and other shareholders’ growing enthusiasm for the rapidly improved management, governance, morale, and ownership of the company under the leadership of John W. Gibson Jr., who has been Chairman and CEO since January 6, 2020. Shareholders are benefitting from the following changes:
•	Even after 10 prior quarters of substantial cost reduction, FTK further reduced cost so much during Q2 ’20 that while revenue fell sequentially by 54.3%, EBITDA only fell 4.0%.
•
FTK is no longer exclusively focused on specialty chemicals for fracking, which is deeply cyclical. By acquiring JP3, a leading innovator of laser spectrographic measurement of fluids and gasses flowing through pipelines, FTK now addresses a $2B global market opportunity with a competitive technological solution and the prospect of recurring digital revenue. And with internal development of hand and surface sanitizer products, based on FTK’s advantages in procurement, blending, logistics and manufacturing under ISO certification and compliance with FDA policies, FTK has entered the growing multi-billion dollar domestic sanitizer market, right before temporarily approved competing products must withdraw permanently from the market.

•
Two legacy members of the board of directors have been succeeded by new directors Kevin W. Brown and Harsha V. Agadi, bringing deep knowledge of two of FTK’s served markets: the refinery industry served by JP3, and service industries, such as restaurants and hotels, served by FTK’s sanitizer business. The board’s audit and compensation committee both have new chairs.

•
In addition to hiring John Gibson to be Chairman and CEO, FTK has strengthened its management team by adding Michael E. Borton to be its CFO, TengBeng Koid to be President of Global Business, Nicholas J. Bigney to be Senior Vice President and General Counsel, and promoting Ryan Ezell to President, Chemistry Technologies.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 71,306,770 Shares outstanding as of Aug. 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 17, 2020.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 1,384,653 Shares, constituting approximately 1.9% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 2,772,333 Shares, constituting approximately 3.9% of all of the outstanding Shares.
As of the close of business on the date hereof, Haredale Limited individually beneficially owned 128,424 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund and the Managed Account, as discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 4,285,410 Shares, beneficially owned in the aggregate by the Family Fund, the Bulldog Fund and the Managed Account, constituting approximately 6.0% of all of the outstanding Shares.
By virtue of his relationship with NIMCO, as discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 4,441,747 Shares, consisting of (i) 156,337 Shares held directly and (ii) the 4,285,410 Shares beneficially owned by NIMCO, constituting approximately 6.2% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 4,441,747 Shares, constituting approximately 6.2% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,384,653 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,772,333 Shares held by the Bulldog Fund.

The Managed Account, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 128,424 Shares held by the Managed Account.
Mr. Nierenberg has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 156,337 Shares held directly by him.
(c)            During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:
Fund	Trade Date	Shares Bought	Price
D3 Family Fund LP	8/20/2020	53,085	1.85
D3 Family Bulldog Fund LP	8/20/2020	127,809	1.85
Haredale Ltd	8/20/2020	4,106	1.85
D3 Family Fund LP	8/21/2020	60,536	1.95
D3 Family Bulldog Fund LP	8/21/2020	121,204	1.95
Haredale Ltd	8/21/2020	5,615	1.95
D3 Family Fund LP	8/24/2020	102,681	2.11
D3 Family Bulldog Fund LP	8/24/2020	205,587	2.11
Haredale Ltd	8/24/2020	9,524	2.11
D3 Family Fund LP	9/01/2020	775	2.30
D3 Family Bulldog Fund LP	9/01/2020	1,553	2.30
Haredale Ltd	9/01/2020	72	2.30
D3 Family Fund LP	9/02/2020	46,932	2.40
D3 Family Bulldog Fund LP	9/02/2020	93,966	2.40
Haredale Ltd	9/02/2020	4,352	2.40

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)              Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P.,

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

September 3, 2020                                                                                  By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                       David Nierenberg, President

Haredale Ltd.

By: Nierenberg Investment Management
Company, Inc.

Its: Investment Manager

September 3, 2020                                                                                   By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
   David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

September 3, 2020                                                                                 By: /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                      David Nierenberg, President

September 3, 2020                                                                                                                /s/ David Nierenberg
-------------------------                                                -------------------------------------------
                  David Nierenberg